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Total Acquires Two New Offshore Blocks in Australia
Paris, July 31, 2007 - Total announces the acquisition of a 100% interest in two exploration permits off the northwestern coast of Australia following a licensing round of Australian authorities.
Covering a respective area of 5,150 and 5,685 square kilometres, Blocks WA-402P and WA-403P are located roughly 200 kilometres offshore in a water depth of 100 metres.
Exploration of the blocks is scheduled to begin in 2008.
The new acquisitions further illustrate Total’s commitment to strengthening its presence in northwestern Australia, a region with rich gas reserves, and are the Group’s first investment in the Bonaparte Basin, one of the largest basins in the area. All together, the Group has interests in 12 permits in Australia’s North West Shelf, and in the Browse Basin in particular, where in 2006 it acquired a 24% interest in the WA-285P permit containing the extremely promising Ichthys gas and condensate discovery.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com